Exhibit 99.1

FANGDD RECEIVED NASDAQ NOTIFICATION

REGARDING MINIMUM MARKET VALUE DEFICIENCY

SHENZHEN, China, October 21, 2022 (GLOBE NEWSWIRE) -- Fangdd Network Group Ltd. (Nasdaq: DUO) (“FangDD” or the “Company”), a leading property technology company in China, today announced that it has received written notification (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) dated October 20, 2022, notifying the Company that it is not in compliance with the minimum market value requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq Global Market. Nasdaq Listing Rule 5450(b)(1)(C) requires companies to maintain a minimum market value of publicly held shares of at least US$5 million, and Listing Rule 5810(c)(3)(D) provides that a failure to meet the market value requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of the Company for the 30 consecutive business days from September 8, 2022 to October 19, 2022, the Company no longer meets the minimum market value requirement.

The Notification Letter does not impact the Company’s listing on The Nasdaq Global Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company has been provided 180 calendar days, or until April 18, 2023, to regain compliance with Nasdaq Listing Rule 5450(b)(1)(C). To regain compliance, the Company’s market value of publicly held shares must exceed US$5 million for a minimum of ten consecutive business days. In the event that the Company does not regain compliance by April 18, 2023, the Company may be eligible for additional time to regain compliance, or may face delisting.

The Company intends to monitor its market value of publicly held shares between now and April 18, 2023 and intends to cure the deficiency within the prescribed grace period. During this time, the Company expects that American depositary shares representing Class A ordinary shares of the Company will continue to be listed and traded on The Nasdaq Global Market.

The Company’s business operations are not affected by the receipt of the Notification Letter.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a leading property technology company in China, operating one of the largest online real estate marketplaces in the country. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail: ir@fangdd.com